EXHIBIT D-3

State of Illinois

Illinois Commerce Commission

COMMONWEALTH EDISON COMPANY	:	Informational notice of holding
	:	company merger.
:

COMMONWEALTH EDISON COMPANY’S
NOTICE OF HOLDING COMPANY MERGER TRANSACTION

          Commonwealth Edison Company (“ComEd”) hereby notifies the Illinois Commerce Commission (the “Commission” or the “ICC”) of a proposed merger of its ultimate parent, Exelon Corporation (“Exelon”), with Public Service Enterprise Group Incorporated (“PSEG”), and the related reorganization or merger of certain of Exelon’s and PSEG’s subsidiaries, not including ComEd (collectively, the “Transaction”). The Transaction does not change the corporate form of ComEd or result in its merger with any other entity. Under the Agreement and Plan of Merger for the Transaction (the “Merger Agreement”), Exelon will be the surviving parent company and will remain the ultimate corporate parent of ComEd and all other current Exelon subsidiaries. Exelon will also become the ultimate corporate parent of all PSEG subsidiaries. Following the Transaction, Exelon will change its name to Exelon Electric & Gas Corporation. Exelon will continue to be a registered public utility holding company under the Public Utility Holding Company Act of 1935 (“PUHCA”).

          Given the nature of the Transaction, formal notice of or Commission approval for the Transaction and its consummation are not required. The Transaction is not a reorganization within the meaning of the Section 7-204 of the Illinois Public Utilities Act (220 ILCS

5/16-111(g)(1); 5/7-204)†, nor is it “a merger of two or more public utilities, as defined in Section 3-105 or their holding companies” (220 ILCS 5/16-111(g); 5/3-105) because, among other things, neither PSEG nor any of its subsidiaries is an Illinois public utility under the Act.

          Nevertheless, because of the Commission’s expressed interest and to fully inform the Commission of the Transaction and of the terms and provisions of the Merger Agreement, and without waiving any of its rights or arguments that such notice is not required, ComEd is hereby giving the Commission this Notice and providing the information that would be called for under Section 16-111(g) of the Act. This is an informational notice; no Commission action is required or requested.

I.

Description of the Proposed Transaction

     A. Parties Involved

          Exelon is a corporation organized and existing under the laws of the Commonwealth of Pennsylvania and is a registered holding company under PUHCA. Exelon is one of the nation’s largest electric utility holding companies with more than $15 billion in annual revenues. Exelon, through its subsidiaries, operates in three business segments — Energy Delivery, Generation, and Enterprises — and through a service company structure, also provides business services to its operating companies including ComEd, PECO Energy Company (“PECO”), and Exelon Generation Company, LLC (“Exelon Generation”). Exelon is headquartered in Chicago, Illinois. The common stock of Exelon is publicly traded and is listed

     † The Transaction is not a reorganization within the meaning of Section 7-204 of the Illinois Public Utilities Act (220 ILCS Act 5) (the “Act”) because, among other things, it will not change the ownership of a majority of the voting capital stock of an Illinois public utility or result in a change in the ownership or control of an entity that owns or controls a majority of voting capital stock of an Illinois public utility (220 ILCS 5/7-204), nor will it terminate the affiliated interest status of any entity specified in Section 7-204(a) (220 ILCS 5/7-204(a)).

on the New York Stock Exchange. Exelon is neither a public utility within the meaning of Section 3-105 of Act (220 ILCS 5/3-105) nor an electric utility within the meaning of Section 16-102 of the Act (220 ILCS 5/16-102).

          ComEd is a corporation organized and existing under the laws of the State of Illinois and is engaged in the business of supplying, transmitting, and distributing electricity to approximately 3.5 million customers in the northern part of Illinois. ComEd’s principal executive offices are in Chicago, Illinois. ComEd is a public utility within the meaning of Section 3-105 of Act and an electric utility within the meaning of Section 16-102 of the Act.

          PECO is a corporation organized and existing under the laws of the Commonwealth of Pennsylvania and is engaged in the business of supplying, transmitting, and distributing electricity and natural gas. PECO serves approximately 1.5 million electric customers and more than 400,000 natural gas customers in the Philadelphia and Southeastern Pennsylvania area. PECO’s principal executive offices are in Philadelphia, Pennsylvania. PECO is a “public utility,” a “natural gas distribution company,” and an “electric distribution company” as those terms are defined, respectively, in Sections 102, 2202, and 2803 of the Pennsylvania Public Utility Code. PECO is neither an Illinois “public utility” within the meaning of Section 3-105 of the Act, nor an “electric utility” within the meaning of Section 16-102 of the Act.

          Exelon Generation is a limited liability company that directly, or through subsidiaries: (1) owns or has under contract approximately 33,350 megawatts of generating capacity; (2) operates a wholesale energy marketing business (Power Team); and (3) engages in the competitive retail electric business (Exelon Energy). The generation portfolio of Exelon Generation includes its ownership interests in 11 nuclear generating stations, consisting of 19 units with 16,943 MW of capacity, which is the largest fleet of nuclear units in the United States. All of the nuclear generating stations in which Exelon Generation has an ownership interest are operated by it except Salem Generating Station, which is operated by its co-owner, PSE&G Nuclear, LLC, a subsidiary of PSEG.

          PSEG is a corporation organized and existing under the laws of New Jersey and is a major integrated energy and generation company with more than $10 billion in annual revenues. PSEG is headquartered in Newark, New Jersey and its common stock trades on the New York Stock Exchange. PSEG and its subsidiaries operate generating stations with diverse fuel and dispatch characteristics, largely within the PJM Interconnection. An indirect non-utility subsidiary of PSEG holds a passive equity interest in the Joliet and Powerton generating stations, but does not operate or control these facilities and has no control over the disposition of any electricity that they produce.† PSEG has no ownership interest, passive or otherwise, in any Illinois public utility and does not, directly or indirectly, own or operate any public utility facilities in Illinois. PSEG is neither a public utility within the meaning of Section 3-105 of the Act, nor an electric utility within the meaning of Section 16-102 of the Act.

          Public Service Electric and Gas Company (“PSE&G”) is a corporation organized and existing under the laws of New Jersey with its principal executive offices in Newark, New Jersey. PSE&G is an operating public utility company engaged principally in the transmission,

     † PSEG Resources (“Resources”), an indirect subsidiary of PSEG, participated as a passive equity investor in sale / leaseback financing transactions with respect to the purchase by Midwest Generation of Powerton Station and Joliet Station Units 7 and 8. Resources does not operate or control the leased generating facilities and has no say whatsoever over the disposition of the power they produce so long as the lease remains effective. As part of Midwest Generation’s purchase of that station, Resources also acquired beneficial ownership of Collins Station subject to a long-term leaseback to Midwest Generation. In late April 2004, the Collins sale and leaseback transaction was terminated, for reasons completely unrelated to the proposed Transaction, and Resources no longer has any interest in the Collins Station. Resources is neither a public utility within the meaning of Section 3-105 of the Act, nor an electric utility within the meaning of Section 16-102 of the Act.

distribution, and sale of both electric energy service and gas service in New Jersey. It serves approximately 2 million electric and 1.6 million gas customers in New Jersey. PSE&G is neither an Illinois public utility within the meaning of Section 3-105 of the Act nor an electric utility within the meaning of Section 16-102 of the Act.

     B. Overview of the Transaction

          Pursuant to the terms of the Merger Agreement, attached as Appendix A, PSEG will merge into Exelon (the “Merger”), thereby ending the separate corporate existence of PSEG. Exelon, which will be renamed Exelon Electric & Gas Corporation, will be the surviving company. Each PSEG shareholder will be entitled to receive 1.225 shares of Exelon common stock for each PSEG share held and cash in lieu of any fraction of an Exelon share that a PSEG shareholder would have otherwise been entitled to receive. The Merger is expected to be tax-free to PSEG shareholders to the extent they receive common stock in Exelon and, in general, cash received is expected to be taxed as capital gains.

          Exelon will remain the ultimate corporate parent of ComEd, Exelon Generation, PECO, and other current Exelon subsidiaries, and will become the ultimate corporate parent of PSE&G and the other PSEG subsidiaries. Diagrams of the existing Exelon holding company system and the new post-Transaction holding company system are attached hereto as Appendix B. Exelon will continue to be a registered public utility holding company under PUHCA, and ComEd, PECO, and PSE&G will continue to be operating franchised public utility companies. Following the merger, Exelon and ComEd will continue to have their corporate headquarters in Chicago, and the Exelon companies’ combined energy trading operations and nuclear operations headquarters will be located in Pennsylvania. The headquarters of the combined subsidiary generation company will be located in Newark, as will the PSE&G headquarters. This latter arrangement is similar to Exelon’s continued significant presence in Philadelphia following the merger of Unicom Corporation (then parent company of ComEd) and PECO in 2000.

          As a result of the Transaction, Exelon will increase the size of its board of directors from twelve to eighteen directors and will fill the six new positions by the appointment of former PSEG directors as designated by the former PSEG Chief Executive Officer. During a three-year transition period following the completion of the Merger, the Exelon board of directors will be required to nominate for election: (1) the legacy PSEG directors (or their successors) whose class is standing for election; and (2) the legacy Exelon directors (or their successors) whose class is standing for election. In addition, during the three-year transition period, the Exelon board of directors will take whatever action is necessary to ensure that: (1) any vacancy on the board representing a position previously held by a legacy PSEG director will be filled by a person nominated by the entire Exelon board of directors and approved by a majority of the legacy PSEG directors remaining on the board; and (2) any vacancy on the board representing a position previously held by a legacy Exelon director will be filled by a person nominated by the entire Exelon board and approved by a majority of the legacy Exelon directors remaining on the board.

          Mr. John W. Rowe, the current Chairman, Chief Executive Officer, and President of Exelon, will continue to serve as Chief Executive Officer and President of Exelon following the Merger. Mr. E. James Ferland, the current Chairman, Chief Executive Officer, and President of PSEG, will become the non-executive Chairman of the Exelon board of directors and will serve in that capacity until the earlier of (1) March 31, 2007 or (2) the date on which he no longer serves as a member of the post-Merger Exelon board of directors. When Mr. Ferland ceases to be the non-executive Chairman of the Exelon board of directors, Exelon’s Chief Executive Officer will be appointed its Chairman.

          As part of the Transaction, PSE&G will become a direct subsidiary of Exelon Energy Delivery Company LLC, along with the existing Exelon utilities, ComEd and PECO. The current subsidiaries of PSE&G will remain intact. In addition, as a result of the Transaction:

•	PSEG Energy Holdings LLC (“Energy Holdings”) will become a direct subsidiary of Exelon, as the successor to PSEG. The current subsidiaries of Energy Holdings will remain intact.

•	PSEG Services Company will sell all of its assets to Exelon Business Services Company (“Exelon BSC”), change its name, and remain as a non-energy entity. Post merger, Exelon BSC will be the sole “service company” of Exelon.

•	After obtaining any appropriate consents from the PSEG Power, LLC (“PSEG Power”) debt holders and restructuring, PSEG Power and its direct subsidiaries PSEG Nuclear, LLC, PSEG Fossil, LLC, and PSEG Energy Resources & Trading, LLC will all cease to exist as separate entities and will become part of Exelon Generation. The business functions of these former PSEG entities will become a part of their respective Exelon Generation business unit. The subsidiaries owned by these PSEG entities will either be merged into Exelon Generation or retained as direct subsidiaries of Exelon Generation.

          As a consequence of the Merger, all of PSEG’s outstanding indebtedness will become the indebtedness of Exelon, as the surviving company. The indebtedness of subsidiaries of PSEG will not be assumed or guaranteed by ComEd or any subsidiary of ComEd; nor will the Transaction change the terms or the character of the existing debt of ComEd. The Transaction will not change the terms or the character of the outstanding common or preferred stock of ComEd, PECO, or any other Exelon subsidiary, because those shares will not be exchanged or redeemed as part of the Merger. The Transaction also will not change the terms or the character of PSE&G’s preferred stock because those shares will not be exchanged or redeemed as part of the Merger. Rather, PSE&G’s preferred stock will remain outstanding and will continue to represent a preferred equity interest in PSE&G. Likewise, the common stock of Exelon will be unaffected by the Merger, with each issued and outstanding share thereof remaining outstanding following the Merger as a share in the surviving company.

     C. Benefits of the Merger

          The proposed Merger will result in an energy holding company with substantial resources and capabilities that will, through its operating utilities, serve over seven million electric customers and two million gas customers in three states. The Transaction will not prejudice ComEd’s ability to provide tariffed services in a safe and reliable manner, and there is no likelihood that the Transaction will result in ComEd being entitled to request an increase in its base rates during the mandatory transition period pursuant to Section 16-111(d) of the Act (220 ILCS 5/16-111(d)), because the Transaction will neither increase ComEd’s costs of service nor erode its revenues. Rather, by sharing resources and best practices, the Transaction will enhance operations Exelon-wide and strengthen Exelon’s ability post-Merger to provide cost-effective, safe, and reliable service and will affirmatively promote the public interest in a number of ways.

     1. Increased Scale, Scope, and Diversification. The combined company will have increased scale and scope in both energy delivery and generation. In addition, the combined company will have greater diversification and balance in its energy delivery business and generation portfolio. With respect to the energy delivery business, the combined company will have three urban utility based franchises with service areas encompassing more than 18 million people. The combined company will also have a large gas distribution portfolio to complement its electric distribution business.

     2. Anticipated Financial Strength and Flexibility. The combined holding company will continue to be financially strong. Moreover, the diversification of the energy delivery and generation portfolios of Exelon post-Merger should result in a more stable cash flow, with approximately half of the combined company’s earnings and cash flow coming from the three regulated utilities and approximately half coming from the unregulated generation business.

     3. Generation. With respect to the generation business, the combined company will, before planned divestitures, have 52,000 megawatts of domestic capacity in multiple states, including approximately 20,000 megawatts of low-cost nuclear generation. This generation diversification is expected to create a more balanced portfolio in terms of geography, fuel mix, dispatch, and load-serving capacity.

     4. Improved Nuclear Operations. Exelon has a proven track record of improving and sustaining safety and both operating and cost performance at its nuclear plants, which is grounded on a nuclear management model that Exelon has successfully implemented at the plants it operates. As a consequence, Exelon has achieved first quartile performance across the entire fleet of its nuclear plants. Exelon intends to apply this same nuclear management model to PSEG’s Salem and Hope Creek Generating Stations and thereby improve the operating performance of those nuclear plants while assuring the highest levels of safety. Given Exelon’s strong, successful performance in running the nation’s largest nuclear fleet, Exelon expects to realize post-Merger improved stability, higher capacity utilization rates, and lower costs from combining nuclear operations under one management.

     5. Sharing of Best Practices. The Transaction will combine companies with complementary areas of expertise; Exelon’s expertise in generation operations and PSE&G’s expertise in transmission and distribution operations. PSE&G has been recognized for its strong record in transmission and distribution operations. Improved customer service and service reliability are expected from both this sharing of best practices and from coordination among operating utilities.

     6. Synergies. The Transaction will create the opportunity to achieve cost savings not only through the sharing of best practices, but also through the elimination of duplicative functions, improved operating efficiencies in nuclear and other generation operations, and supply chain benefits from improved sourcing.

     7. Commitment to Competition. Exelon and PSEG have each been staunch advocates for competitive retail and wholesale markets in electricity and gas. This shared vision will allow the new company to be even more active in the promotion of competitive markets and the development of energy-related services. In addition, New Jersey, Pennsylvania, and Illinois all have passed legislation bringing retail competition to the electric industry, and are in varying phases of the transition to full competition. The regulatory knowledge and experience of each company will enhance the merged company’s ability to manage the transition to competition for the benefit of both customers and shareholders.

     8. Impact of the Merger on Customers, Employees, and Suppliers. The Merger is expected to benefit customers by enhancing operations, reducing costs, and strengthening reliability, to provide more opportunities for employees in a larger, more competitive company, and to streamline and increase the efficiency of the procurement processes of the combined company.

     9. Impact of the Merger on Communities. The Merger is expected to benefit the communities served by the combined company by creating a strong combined company with operating headquarters in Chicago, Illinois; Newark, New Jersey; and Philadelphia, Pennsylvania. In addition, the companies expect to maintain their substantial presence in the cities and communities they serve, including significant charitable contributions.

II.

Provision of Information Called for by Section 16-111(g) of the Act

          As would be called for by Section 16-111(g), ComEd is providing the Commission the information described in Section 16-111(g)(i)-(iv) and is giving the Commission at least 30 days notice of the Transaction. Regardless of the applicability of Section 16-111 generally, Subsection 16-111(g)(v) does not apply to the Transaction because ComEd does not propose “to sell, assign, lease or otherwise transfer” any generating plant, and Subsection 16-111(g)(vi) does not apply to the Transaction because ComEd does not propose “to sell, assign, or lease” any generating plant or transmission facilities. In addition, Sections 16-128 and 16-111(k) (220 ILCS 5/16-111(k), 5/16-128) of the Act are not applicable because the Transaction does not involve “the sale, purchase, or any other transfer of ownership” of an Illinois division, business unit, or generating station of an Illinois electric utility, or the transfer of a business unit, division, or generating unit or station to a majority-owned subsidiary of an Illinois electric utility.

          ComEd provides the following information and commitment described in Subsections 16-111(g)(i) - (g)(iv) of the Act:

(i)	A complete statement of the entries that the electric utility will make on its books and records of account to implement the proposed reorganization or transaction together with a certification from an independent certified public accountant that such entries are in accord with generally accepted principles and, if the Commission has previously approved guidelines for cost allocations between the utility and its affiliates, a certification from the chief accounting officer of the utility that such entries are in accord with those cost allocation guidelines.

          Principally because the Transaction occurs at the holding company level and does not involve the sale, assignment, lease, or transfer of any asset owned by ComEd, ComEd does not anticipate that, consistent with accounting principles generally accepted in the United States, any entries will be made, or need to be made, on its books and records of account in order to implement the Transaction. Accordingly, no statement of entries is attached to this Notice.

          Because ComEd will not make any entries on its books and records of account, there are no entries that an independent certified public accountant may certify are in accord with generally accepted accounting principles. Accordingly, no such certification is attached to this Notice. Likewise, because ComEd will not make any entries on its books and records of account, there is nothing for ComEd’s chief accounting officer to certify as being consistent with the guidelines approved by the Commission for cost allocations between ComEd and its affiliates. Accordingly, no such certification is attached to this Notice.

(ii)	A description of how the electric utility will use proceeds of any sale, assignment, lease or transfer to retire debt or otherwise reduce or recover the costs of services provided by such electric utility.

          The Transaction does not involve the sale, assignment, lease, or transfer of assets by ComEd. Hence, ComEd will accrue no sales proceeds. To the extent that ComEd’s cost of service is reduced through savings produced by the merger, such reductions will be reflected in the returns on equity reported to the Commission pursuant to Section 16-111 of the Act and reflected in its cost of providing regulated public utility services.

(iii)	A list of all federal approvals or approvals required from departments and agencies of the State, other than the Commission, that the electric utility has or will obtain before implementing the reorganization or transaction.

          Exelon and PSEG will submit the Transaction for review by, or seek the approval of, the following federal and state regulatory agencies: the New Jersey Board of Public Utilities, the Pennsylvania Public Utility Commission, the Federal Energy Regulatory Commission (FERC), the Nuclear Regulatory Commission (NRC), the Securities and Exchange Commission (SEC), and the Department of Justice (DOJ). Notice of the Transaction must be given to the Connecticut Department of Public Utility Control. In addition, approvals of ancillary matters (e.g., individual license transfers) will be sought from agencies including the Federal Communications Commission (FCC) (transfer of radio licenses), the New York Public Service Commission (station license transfer with respect to a PSEG generating unit), and environmental regulators. After the Transaction, Exelon will continue to be registered as a holding company with the SEC under the PUHCA. Exelon and PSEG anticipate that all regulatory approvals can be obtained within 12-15 months from the date the Transaction was announced in December, 2004, and Exelon and PSEG intend to seek shareholder approval for the Transaction in the second quarter of 2005.

(iv)	An irrevocable commitment by the electric utility that it will not, as a result of the transaction, impose any stranded cost charges that it might otherwise be allowed to charge retail customers under federal law or increase the transition charges that it is otherwise entitled to collect under this Article XVI.

          ComEd hereby irrevocably commits that it will not, as a result of the Transaction, either impose any stranded cost charges that it might otherwise be allowed to charge retail customers under federal law or increase the transition charges that it is otherwise entitled to collect under Article XVI of the Act.

Dated: February 4, 2005
Respectfully submitted, Commonwealth Edison Company

By:

Frank M. Clark, President
OF COUNSEL:

Paul G. Bonney	Darryl M. Bradford
Vice President & Deputy General Counsel	Vice President & Associate General Counsel
EXELON BUSINESS SERVICES COMPANY	EXELON BUSINESS SERVICES COMPANY
10 South Dearborn Street	440 S. LaSalle Street
35th Floor East	Suite 3300
Chicago, Illinois 60603	Chicago, Illinois 60605

Paul F. Hanzlik	Dale E. Thomas
E. Glenn Rippie	SIDLEY AUSTIN BROWN & WOOD LLP
FOLEY & LARDNER LLP	10 S. Dearborn Street
321 North Clark Street	Suite 5300
Suite 2800	Chicago, IL 60603
Chicago, Illinois 60610-4764	(312) 853-7787
(312) 832-4500

EXHIBIT D-3

VERIFICATION

STATE OF ILLINOIS	)
	)	SS.
COUNTY OF COOK	)

          Matthew F. Hilzinger, being first duly sworn, deposes and states as follows:

          1. He is the Corporate Controller of Exelon and ComEd’s chief accounting officer;

          2. He has reviewed the Notice to which this Verification is attached, and is familiar with the facts stated therein; and

          3. That the facts stated therein are true and correct to the best of his knowledge and belief.

MATTHEW F. HILZINGER

SUBSCRIBED and SWORN
before me this 3rd day of
February, 2005.

Notary Public

My Commission expires: